# SEC Schedule 13D/A (Amendment No. 23) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Puerto Rico Residents Tax-Free Fund, Inc., CIK 0001843995
CUSIP: 745274100
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: 270 Munoz Rivera Ave., Suite 1110, San Juan, Puerto Rico (PR), 00918
Date of event which requires filing of this statement: 03/13/2025
Filed by CIK 0001838395
Persons authorized to receive notices and communications: W. Heath Hawk, GAM Tower, 2 Tabonuco St., Suite 200, Guaynabo, Puerto Rico (PR), 00968, (770) 777-9373

## Reporting persons
- Ocean Capital LLC (CIK 0001838395): type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); source of funds: working capital (WC); sole voting power 0; shared voting power 944,867; sole dispositive power 0; shared dispositive power 944,867; aggregate amount beneficially owned 944,867 (11.9% of the class)
  Comment: Box 13 - The percentages used herein are based upon 7,921,426 shares of common stock outstanding, which represents the shares of common stock outstanding as of November 4, 2024, according to the Issuer's definitive proxy statement (the "2024 Proxy Statement") filed on form DEFC14A with the Securities and Exchange Commission (the "SEC") on November 26, 2024.
- William Heath Hawk: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 961,867; sole dispositive power 0; shared dispositive power 961,867; aggregate amount beneficially owned 961,867 (12.1% of the class)
  Comment: Box 8 - Consisting of (i) 17,000 shares held in a joint account of Mr. Hawk and his spouse and (ii) 944,867 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk is his capacity as managing member of Ocean Capital LLC.
  
  Box 13 - The percentages used herein are based upon 7,921,426 shares of common stock outstanding, which represents the shares of common stock outstanding as of November 4, 2024, as disclosed in the Issuer's 2024 Proxy Statement.
- Brent D. Rosenthal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jose R. Izquierdo II: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ethan A. Danial: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 888,136; sole dispositive power 0; shared dispositive power 888,136; aggregate amount beneficially owned 888,136 (11.2% of the class)
  Comment: Box 8 - Mr. Danial's Shared Voting Power consists of 888,136 shares owned by RAD Investments, LLC, which Mr. Danial, as one of its managers, may be deemed to beneficially own.
  
  Box 13 - The percentages used herein are based upon 7,921,426 shares of common stock outstanding, which represents the shares of common stock outstanding as of November 4, 2024, as disclosed in the Issuer's 2024 Proxy Statement.
- Mojdeh L. Khaghan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ian McCarthy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: Puerto Rico Residents Tax-Free Fund, Inc.
Address of issuer's principal executive offices: 270 Munoz Rivera Ave., Suite 1110, San Juan, Puerto Rico (PR), 00918
Comment: The following constitutes Amendment No. 23 ("Amendment No. 23") to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the "SEC") on November 16, 2021, as amended by the Amendment No. 1 filed on December 8, 2021, Amendment No. 2 filed on March 17, 2022, Amendment No. 3 filed on April 28, 2022, Amendment No. 4 filed on June 7, 2022, Amendment No. 5 filed on June 14, 2022, Amendment No. 6 filed on November 4, 2022, Amendment No. 7 filed on November 22, 2022, Amendment No. 8 filed on December 23, 2022, Amendment No. 9 filed on February 13, 2023, Amendment No. 10 filed on July 6, 2023, Amendment No. 11 filed on July 28, 2023, Amendment No. 12 filed on August 3, 2023, Amendment No. 13 filed on September 14, 2023, Amendment No. 14 filed on October 23, 2023, Amendment No. 15 filed on December 19, 2023, Amendment No. 16 filed on January 17, 2024, Amendment No. 17 filed on July 10, 2024, Amendment No. 18 filed on September 30, 2024, Amendment No. 19 filed on October 21, 2024, Amendment No. 20 filed on November 15, 2024, Amendment No. 21 filed on November 25, 2024 and Amendment No. 22 filed on December 9, 2024 (collectively, the "Schedule 13D"). This Amendment No. 23 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is hereby supplemented to add the following paragraph: Between January 23, 2025 and March 13, 2025, RAD Investments, LLC purchased 83,429 shares of Common Stock on the open market at an average price of $1.45 per share of Common Stock, for a total cost of $121,432.01 (inclusive of broker fees). The shares of Common Stock were purchased with the general working capital of RAD Investments, LLC and are deemed beneficially owned by Mr. Danial in his capacity as one of the managers of RAD Investments, LLC.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows: The aggregate percentage of shares of Common Stock reported to be owned by each Reporting Person is based upon 7,921,426 shares of Common Stock outstanding as of November 4, 2024, as disclosed in the 2024 Proxy Statement.

A. As of the close of business on March 17, 2025, Ocean Capital beneficially owned 944,867 shares of Common Stock representing approximately 11.9% of the outstanding Common Stock of the Issuer.

B. As of the close of business on March 17, 2025, William Heath Hawk beneficially owned 961,867 shares of Common Stock representing approximately 12.1% of the outstanding Common Stock of the Issuer.

C. As of the close of business on March 17, 2025, Brent D. Rosenthal beneficially owned 0 shares of Common Stock representing approximately 0.0% of the outstanding Common Stock of the Issuer.

D. As of the close of business on March 17, 2025, Jose R. Izquierdo II beneficially owned 0 shares of Common Stock representing approximately 0.0% of the outstanding Common Stock of the Issuer.

E. As of the close of business on March 17, 2025, Ethan A. Danial beneficially owned 888,136 shares of Common Stock representing 11.2% of the outstanding Common Stock of the Issuer.

F. As of the close of business on March 17, 2025, Mojdeh L. Khaghan beneficially owned 0 shares of Common Stock representing approximately 0.0% of the outstanding Common Stock of the Issuer.

G. As of the close of business on March 17, 2025, Ian McCarthy beneficially owned 0 shares of Common Stock representing approximately 0.0% of the outstanding Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
A. Ocean Capital LLC
944,867

B. William Heath Hawk
961,867

C. Brent D. Rosenthal
0

D. Jose R. Izquierdo II
0

E. Ethan A. Danial
888,136

F. Mojdeh L. Khaghan
0

G. Ian McCarthy
0
Transactions in the class effected during the past sixty days:
A. Ocean Capital
Ocean Capital has not transacted in the securities of the Issuer during the past 60 days.

B. William Heath Hawk
William Heath Hawk has not transacted in the securities of the Issuer during the past 60 days.

C. Brent D. Rosenthal
Brent D. Rosenthal has not transacted in the securities of the Issuer during the past 60 days.

D. Jose R. Izquierdo II
Jose R. Izquierdo II has not transacted in the securities of the Issuer during the past 60 days.

E. Ethan A. Danial
RAD Investments LLC, of which Mr. Danial is one of the managers, purchased (i) 2,307 shares of Common Stock at an average price of $1.43 per share on January 23, 2025, (ii) 28,301 shares of Common Stock at an average price of $1.45 per share on January 29, 2025, (iii) 2,713 shares of Common Stock at an average price of $1.45 per share on January 31, 2025, (iv) 11,375 shares of Common Stock at an average price of $1.45 per share on February 4, 2025, (v) 3,129 shares of Common Stock at an average price of $1.45 per share on February 21, 2025, (vi) 30,000 shares of Common Stock at an average price of $1.47 per share on March 4, 2025 and (vii) 5,604 shares of Common Stock at an average price of $1.46 per share on March 13, 2025.

F. Mojdeh L. Khaghan
Mojdeh L. Khaghan has not transacted in the securities of the Issuer during the past 60 days.

G. Ian McCarthy
Ian McCarthy has not transacted in the securities of the Issuer during the past 60 days.

## Signatures
- Ocean Capital LLC: /s/ William Heath Hawk, William Heath Hawk/Managing Member (03/17/2025)
- William Heath Hawk: /s/ William Heath Hawk, William Heath Hawk (03/17/2025)
- Brent D. Rosenthal: /s/ Brent D. Rosenthal, Brent D. Rosenthal (03/17/2025)
- Jose R. Izquierdo II: /s/ Jose R. Izquierdo II, Jose R. Izquierdo II (03/17/2025)
- Ethan A. Danial: /s/ Ethan A. Danial, Ethan A. Danial (03/17/2025)
- Mojdeh L. Khaghan: /s/ Mojdeh L. Khaghan, Mojdeh L. Khaghan (03/17/2025)
- Ian McCarthy: /s/ Ian McCarthy, Ian McCarthy (03/17/2025)